CUSIP No. 776292104                    13D                      Page 1 of 13


                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                          (AMENDMENT NO. __________)(1)

                                RONCO CORPORATION
             ------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $.00001 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    776292104
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Victoria Parry
                              Senior Legal Counsel
                                 GLG Partners LP
                                One Curzon Street
                                 London W1J 5HB
                                +44 207 0167 0000
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 29, 2005
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 776292104                 13D                   Page 2 of 13


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 776292104                 13D                   Page 3 of 13

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            GLG North American Opportunity Fund
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,000,000 shares of Series A Convertible Preferred Stock
                    convertible into 1,000,000 shares of Common Stock.
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,000,000 shares of Series A Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,000,000 shares of Series A Convertible Preferred Stock
            convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            27.84%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 776292104                 13D                   Page 4 of 13

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            GLG Partners LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,000,000 shares of Series A Convertible Preferred Stock
                    convertible into 1,000,000 shares of Common Stock.
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,000,000 shares of Series A Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,000,000 shares of Series A Convertible Preferred Stock
            convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            27.84%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 776292104                 13D                   Page 5 of 13

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            GLG Partners Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,000,000 shares of Series A Convertible Preferred Stock
                    convertible into 1,000,000 shares of Common Stock.
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,000,000 shares of Series A Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,000,000 shares of Series A Convertible Preferred Stock
            convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            27.84%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IA, HC
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 776292104                 13D                   Page 6 of 13

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Noam Gottesman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,000,000 shares of Series A Convertible Preferred Stock
                    convertible into 1,000,000 shares of Common Stock.
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,000,000 shares of Series A Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,000,000 shares of Series A Convertible Preferred Stock
            convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            27.84%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN, HC
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 776292104                 13D                   Page 7 of 13

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Pierre Lagrange
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Belgium
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,000,000 shares of Series A Convertible Preferred Stock
                    convertible into 1,000,000 shares of Common Stock.
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,000,000 shares of Series A Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,000,000 shares of Series A Convertible Preferred Stock
            convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            27.84%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN, HC
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 776292104                 13D                   Page 8 of 13

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Emmanuel Roman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            France
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,000,000 shares of Series A Convertible Preferred Stock
                    convertible into 1,000,000 shares of Common Stock.
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,000,000 shares of Series A Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,000,000 shares of Series A Convertible Preferred Stock
            convertible into 1,000,000 shares of Common Stock.
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            27.84%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN, HC
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 776292104                   13G                  Page 9 of 13


Item 1.     Security and Issuer.

This statement relates to the Common Stock, par value $.00001 per share of Ronco Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 61 Moreland Road, Simi Valley, California 93065.

Item 2.     Identity and Background.

     (a) This statement is filed by:

        (i)   GLG North American Opportunity Fund;
        (ii)  GLG Partners LP;
        (iii) GLG Partners Limited;
        (iv)  Noam Gottesman;
        (v)   Pierre Lagrange; and
        (vi)  Emmanuel Roman.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Reporting Persons is 1 Curzon Street, London W1J 5HB, England.

     (c) The principal business and occupation of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Citizenship is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.


Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is approximately $3,770,000. The shares of convertible preferred stock purchased by GLG North American Opportunity Fund were purchased with working capital. All or part of the shares of convertible preferred stock purchased by GLG North American Opportunity Fund may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or

CUSIP No. 776292104                 13D                   Page 10 of 13


brokerage firm(s) to Riverview. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.


Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of convertible preferred stock purchased by GLG North American Opportunity Fund was for investment, and such purchase was made in the ordinary course of business and was not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 1,000,000 shares of Common Stock by virtue of GLG North American Opportunity Fund's ownership of 1,000,000 shares of Series A Convertible Preferred Stock of the Company. The Company's annual report on Form 10-K/A that was filed on January 3, 2007, indicates that there were 2,591,605 shares of Common Stock outstanding as of September 30, 2006. Therefore, based on the Company's outstanding shares of Common Stock and the Common Stock issuable upon conversion of the Series A Convertible Preferred Stock, the Reporting Persons may be deemed to beneficially own 27.84% of the outstanding shares of Common Stock of the Company.

      (b) As of the date hereof, each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote of none of the shares referred to in paragraph (a). As of the date hereof, each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of 1,000,000 of the shares referred to in paragraph (a). As of the date hereof, each of the Reporting Persons may be deemed to have the sole power to dispose or direct the disposition of none of the shares referred to in paragraph (a). As of the date hereof, each of the Reporting Persons may be deemed to have the shared power to dispose or direct the disposition of 1,000,000 of the shares referred to in paragraph (a).

      (c) The June 29, 2005 purchase by GLG North American Opportunity Fund of 1,000,000 shares of Series A Convertible Preferred Stock of the Company convertible into 1,000,000 shares of Common Stock is the only transaction entered into with respect to the Common Stock to date by the Reporting Persons.

      (d) not applicable.

      (e) not applicable.

CUSIP No. 776292104                 13D                   Page 11 of 13


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 16, 2007

GLG NORTH AMERICAN OPPORTUNITY FUND
By: GLG Partners LP,                     GLG PARTNERS LP
as its Investment Manager                By: GLG Partners Limited,
By: GLG Partners Limited,                as its General Partner
as its General Partner


/s/ Emmanuel Roman                       /s/ Emmanuel Roman
------------------------------------     ------------------------------------
Name: Emmanuel Roman                     Name: Emmanuel Roman
Title: Attorney-in-Fact for Noam         Title: Attorney-in-Fact for Noam
Gottesman, Managing Director             Gottesman, Managing Director


/s/ Victoria Parry                       /s/ Victoria Parry
------------------------------------     ------------------------------------
Name: Victoria Parry                     Name: Victoria Parry
Title: Senior Legal Counsel              Title: Senior Legal Counsel

GLG PARTNERS LIMITED


/s/ Emmanuel Roman                       /s/ Emmanuel Roman
------------------------------------     ------------------------------------
Name: Emmanuel Roman                     EMMANUEL ROMAN, individually and
Title: Attorney-in-Fact for Noam         on behalf of Noam Gottesman and
Gottesman, Managing Director             Pierre Lagrange


/s/ Victoria Parry
------------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel

CUSIP No. 776292104                 13D                   Page 12 of 13


The Powers of Attorney executed by Noam Gottesman and Pierre Lagrange, authorizing Emmanuel Roman to sign and file this Schedule 13D on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on December 15, 2006 by such Reporting Persons with respect to the common stock of Movado Group, Inc., are hereby incorporated by reference.

CUSIP No. 776292104                 13D                   Page 13 of 13


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 16, 2007

GLG NORTH AMERICAN OPPORTUNITY FUND
By: GLG Partners LP,                     GLG PARTNERS LP
as its Investment Manager                By: GLG Partners Limited,
By: GLG Partners Limited,                as its General Partner
as its General Partner


/s/ Emmanuel Roman                       /s/ Emmanuel Roman
------------------------------------     ------------------------------------
Name: Emmanuel Roman                     Name: Emmanuel Roman
Title: Attorney-in-Fact for Noam         Title: Attorney-in-Fact for Noam
Gottesman, Managing Director             Gottesman, Managing Director


/s/ Victoria Parry                       /s/ Victoria Parry
------------------------------------     ------------------------------------
Name: Victoria Parry                     Name: Victoria Parry
Title: Senior Legal Counsel              Title: Senior Legal Counsel

GLG PARTNERS LIMITED


/s/ Emmanuel Roman                       /s/ Emmanuel Roman
------------------------------------     ------------------------------------
Name: Emmanuel Roman                     EMMANUEL ROMAN, individually and
Title: Attorney-in-Fact for Noam         on behalf of Noam Gottesman and
Gottesman, Managing Director             Pierre Lagrange


/s/ Victoria Parry
------------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel